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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                                                 SEC FILE NUMBER
                                                                         1-11988

                                                                    CUSIP NUMBER



                                   FORM 12B-25


                           NOTIFICATION OF LATE FILING

(CHECK ONE): [X] FORM 10-K FORM 20-F FORM 11-K FORM 10-Q FORM N-SAR

                  FOR PERIOD ENDED: JUNE 30, 1996 [ ] TRANSITION REPORT ON FORM 10-K [ ] TRANSITION REPORT ON FORM 20-F [ ] TRANSITION REPORT ON FORM 11-K [ ] TRANSITION REPORT ON FORM 10-Q [ ] TRANSITION REPORT ON FORM N-SAR
                  FOR THE TRANSITION PERIOD ENDED:______________________________

- --------------------------------------------------------------------------------
READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE. NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.
- --------------------------------------------------------------------------------

IF THE NOTIFICATION RELATES TO A PORTION OF THE FILING CHECKED ABOVE, IDENTIFY THE ITEM(S) TO WHICH THE NOTIFICATION RELATES:



PART I - REGISTRANT INFORMATION
GREG MANNING AUCTIONS, INC.

FULL NAME OF REGISTRANT


FORMER NAME IF APPLICABLE
775 PASSAIC AVENUE

ADDRESS OF PRINCIPAL EXECUTIVE OFFICE (STREET AND NUMBER)
WEST CALDWELL, NEW JERSEY 07006

CITY, STATE AND ZIP CODE

PART II -- RULES 12B-25(B) AND (C)

IF THE SUBJECT REPORT COULD NOT BE FILED WITHOUT REASONABLE EFFORT OR EXPENSE AND THE REGISTRANT SEEKS RELIEF PURSUANT TO RULE 12B-25(B), THE FOLLOWING SHOULD BE COMPLETED. (CHECK BOX IF APPROPRIATE)

     (A) THE REASONS DESCRIBED IN REASONABLE DETAIL IN PART III OF THIS FORM COULD NOT BE ELIMINATED WITHOUT UNREASONABLE EFFORT OR EXPENSE;
[X]
     (B) THE SUBJECTANNUAL REPORT, SEMI-ANNUAL REPORT, TRANSITION REPORT ON FORM 10-K, FORM 20-F, 11-K OR FORM N-SAR, OR PORTION THEREOF, WILL BE FILED ON OR BEFORE THE FIFTEENTH CALENDAR DAY FOLLOWING THE PRESCRIBED DUE DATE; OR THE SUBJECT QUARTERLY REPORT OF TRANSITION REPORT ON FORM 10-Q, OR PORTION THEREOF WILL BE FILED ON OR BEFORE THE FIFTH CALENDAR DAY FOLLOWING THE PRESCRIBED DUE DATE; AND

     (C) THE ACCOUNTANT'S STATEMENT OR OTHER EXHIBIT REQUIRED BY RULE 12B-25(C) HAS BEEN ATTACHED IF APPLICABLE.

PART III -- NARRATIVE

STATE BELOW IN REASONABLE DETAIL THE REASONS WHY FORMS 10-K, 11-K, 10-Q, N-SAR, OR THE TRANSITION REPORT OR PORTION THEREOF, COULD NOT BE FILED WITHIN THE PRESCRIBED TIME PERIOD.

SEE RIDER III ATTACHED.
                                                 (ATTACH EXTRA SHEETS IF NEEDED)
                                                                  SEC 1344 (6/93

PART IV -- OTHER INFORMATION

     (1) NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS NOTIFICATION

         DANIEL M. KAPLAN                     201-882-0004
         (NAME)                        (AREA CODE)            (TELEPHONE NUMBER)


     (2) HAVE ALL OTHER PERIOD REPORTS REQUIRED UNDER SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SECTION 30 OF THE INVESTMENT COMPANY ACT OF 1940 DURING THE PRECEDING 12 MONTHS (OR FOR SUCH SHORTER) PERIOD THAT THE REGISTRANT WAS REQUIRED TO FILE SUCH REPORTS) BEEN FILED? IF ANSWER IS
     NO, IDENTIFY REPORT(S).        [X] YES   NO


     (3) IS IT ANTICIPATED THAT ANY SIGNIFICANT CHANGE IN RESULTS OF OPERATIONS FROM THE CORRESPONDING PERIOD FOR THE LAST FISCAL YEAR WILL BE REFLECTED BY THE EARNINGS STATEMENTS TO BE INCLUDED IN THE SUBJECT REPORT OR PORTION THEREOF? [X] YES [ ] NO

     IF SO, ATTACH AN EXPLANATION OF THE ANTICIPATED CHANGE, BOTH NARRATIVELY AND QUANTITATIVELY, AND, IF APPROPRIATE, STATE THE REASONS WHY A REASONABLE ESTIMATE OF THE RESULTS CANNOT BE MADE.

SEE RIDER IV ATTACHED


                           GREG MANNING AUCTIONS, INC.
                  (NAME OF REGISTRANT AS SPECIFIED IN CHARTER)

     HAS CAUSED THIS NOTIFICATION TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED HEREUNTO DULY AUTHORIZED.

DATE     9/25/96                                             BY: GREG MANNING

INSTRUCTION: THE FORM MAY BE SIGNED BY AN EXECUTIVE OFFICER OF THE REGISTRANT OR BY ANY OTHER DULY AUTHORIZED REPRESENTATIVE. THE NAME AND TITLE OF THE PERSON
SIGNING THE FORM SHALL BE TYPED OR PRINTED BENEATH THE SIGNATURE. IF THE STATEMENT IS SIGNED ON BEHALF OF THE REGISTRANT BY AN AUTHORIZED REPRESENTATIVE (OTHER THAN AN EXECUTIVE OFFICER), EVIDENCE OF THE REPRESENTATIVE'S AUTHORITY TO SIGN ON BEHALF OF THE REGISTRANT SHALL BE FILED WITH THE FORM.

                                    ATTENTION
     ---------------------------------------------------------------------------
   INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                        VIOLATIONS (SEE 18 U.S.C. 1001).
     ---------------------------------------------------------------------------

                              GENERAL INSTRUCTIONS

     1.THIS FORM IS REQUIRED BY RULE 12B-25 (17 CFR 240.12B-25) OF THE GENERAL RULES AND REGULATIONS UNDER THE SECURITIES EXCHANGE ACT OF 1934.

     2.ONE SIGNED ORIGINAL AND FOUR CONFORMED COPIES OF THIS FORM AND AMENDMENTS THERETO MUST BE COMPLETED AND FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, WASHINGTON, D.C. 20549, IN ACCORDANCE WITH RULE 0-3 OF THE GENERAL RULES AND REGULATIONS UNDER THE ACT. THE INFORMATION CONTAINED IN OR FILED WITH THE FORM WILL BE MADE A MATTER OF PUBLIC RECORD IN THE COMMISSION FILES.

     3.A MANUALLY SIGNED COPY OF THE FORM AND AMENDMENTS THERETO SHALL BE FILED WITH EACH NATIONAL SECURITIES EXCHANGE ON WHICH ANY CLASS OF SECURITIES OF THE REGISTRANT IS REGISTERED.

     4.AMENDMENTS TO THE NOTIFICATIONS MUST ALSO BE FILED ON FORM 12B-25 BUT NEED NOT RESTATE INFORMATION THAT HAS BEEN CORRECTLY FURNISHED. THE FORM SHALL BE CLEARLY IDENTIFIED AS AN AMENDED NOTIFICATION.

     5.ELECTRONIC FILERS. THIS FORM SHALL NOT BE USED BY ELECTRONIC FILERS UNABLE TO TIMELY FILE A REPORT SOLELY DUE TO ELECTRONIC DIFFICULTIES. FILERS UNABLE TO SUBMIT A REPORT WITHIN THE TIME PERIOD PRESCRIBED DUE TO DIFFICULTIES IN ELECTRONIC FILING SHOULD COMPLY WITH EITHER RULE 201 OR RULE 202 OF REGULATION S-T (SS.232.201 OR SS.232.202 OF THIS CHAPTER) OR APPLY FOR AN ADJUSTMENT IN FILING DATE PURSUANT TO RULE 13(B) OF REGULATION S-T (SS.232.13(B) OF THIS CHAPTER).

                                   RIDER III

Registrant's financial statements are not able to be completed on or before the date on which Registrant's Form 10-KSB for the fiscal year ended June 30, 1996 is required to be filed as a result of recent events, including (i) the final
implementation  of  new  financial   software  and  (ii)  changes  in  financial
management. Registrant is currently in the process of competing its financial statements and its independent accountants have been engaged to perform the audit for the year ended June 30, 1996. Registrant believes at this time that its audit for the aforementioned fiscal year will be completed, and its Form 10-KSB will be filed, within the grace period provided for under Rule 12b-25.

                                    RIDER IV


Registrant's earnings statements reflected in its 10-KSB for the fiscal year ended June 30, 1995 reflected a net loss of $827,155. Registrant anticipates that its earnings statements to be included in its Form 10-KSB for the fiscal year ended June 30, 1996 will reflect net income in excess of $500,000.